Exhibit 99.3

Risk Factors

This section includes material updates in certain risks relating to us since the date of our Annual Report, any of which we believe could materially and adversely affect our business, financial condition and results of operations. This section is a supplement to and should be read in conjunction with the section titled “Risk Factors” included in the Annual Report.

We have incurred net loss and negative cash flows from operating activities in the past, and we may not achieve or sustain profitability.

We recorded net loss of US$30.2 million and negative cash flows from operations of US$18.9 million for the nine months ended September 30, 2019. We recorded net loss of US$28.6 million and positive cash flows from operations of US$6.0 million for the nine months ended September 30, 2020. We cannot assure you that we will be able to generate net profit or positive cash flows from operating activities in the future. Our future revenue growth and profitability will depend on a variety of factors, many of which are beyond our control. These factors include market acceptance of our products, effectiveness of our monetization strategy, our ability to control cost and expenses and to manage our growth effectively, market competition, macroeconomic and regulatory environment. We also expect our cost and expenses to increase in the future as we continue to expand our operations and to increase our investments in research and development, which will place significant demands on our management and our operational and financial resources. Continuous expansion may increase the complexity of our business, and we may encounter various difficulties. We may fail to develop and improve our operational, financial and managerial controls, enhance our financial reporting systems and procedures, recruit, train and retain skilled professional personnel, or maintain customer satisfaction to effectively support and manage our growth. If we invest substantial time and resources to expand our operations but fail to manage the growth of our business and capitalize on our growth opportunities effectively, we may not be able to achieve profitability, and our business, financial condition, results of operations and prospects would be materially and adversely affected.

We are out of compliance with certain financial covenants in our credit facility agreements. If we fail to receive any required waiver, we may be in default, which could impose operating and financial restrictions on us.

We entered into two credit facility agreements with a commercial bank, both of which were further renewed in June 2020, under which we can borrow up to a total of US$15.0 million collateralized by our accounts receivable by June 2021. See “—Liquidity and Capital Resources.” In the nine months ended September 30, 2020, we had in the aggregate drawn down US$15.1 million and repaid US$9.5 million under these two credit facilities. The total outstanding balance of our short-term bank borrowings as of September 30, 2020 was US$14.8 million. These credit facility agreements contain financial covenants which require us to maintain a minimum net profit of US$1.00 on a consolidated basis in the three months ended September 30, 2020. We failed to meet such financial covenants as of September 30, 2020 and are negotiating a waiver of such financial covenants with the counterparty, which, if granted, will waive the financial covenants for such period.

We cannot assure you that we would be able to obtain such waivers in a timely manner, on acceptable terms or at all. If we were not able to obtain such waiver under any one or more of these credit facilities, we would be in default of such agreements, and the relevant counterparty could elect to declare the loans, together with accrued and unpaid interest and other fees, if any, immediately due and payable and proceed against any collateral securing such loans. If the loans under certain of our credit facility agreements that we entered into were to be accelerated, even though we believe that our assets would be sufficient to repay our loans in full, our business and liquidity could nevertheless be subject to adverse effects. In addition, such waiver, even if granted, may lead to increased costs, increased interest rates, additional restrictive covenants and other available counterparty protections that would be applicable to us under these credit facilities, including the granting of additional security our interests in collateral, which could adversely affect our business, financial condition, results of operations and our ability to acquire additional capital resources.

Our ability to comply with financial or other restrictive covenants under our credit facility agreements may be affected by factors beyond our control, including prevailing economic, financial and industry conditions, and our ability to issue additional equity. We may continue to fall out of compliance with such or other covenants in the future, which could materially and adversely affect our business, financial condition and results of operations.

Non-compliance on the part of third parties with whom we conduct business could disrupt our business and adversely affect our financial conditions and operating results.

We may be implicated by the non-compliant or improper activities of our users, advertising customers and business partners. For example, we may be involved in litigation related to user-generated content uploaded to our mobile applications. Similarly, we may also be subject to disputes related to advertisements displayed on our mobile applications. Although we have adopted a comprehensive internal control and screening procedure over the content of advertisements, a third party may find advertisements displaying on our mobile applications improper or illegal, and may take actions against us over such advertisements. As of December 11, 2020, bank accounts with a total balance of US$20.9 million were frozen by a local authority in connection with an ongoing investigation of alleged illegal advertisements posted by certain third-party advertisers on our platform. To facilitate the investigation, bank accounts through which our transactions with such advertisers took place were frozen by the local authority. In addition, we incurred costs of US$1.6 million to compensate victims of the alleged illegal advertisements for our failure to supervise advertising contents displayed on our platform in compliance with relevant PRC laws and regulations.

In addition, we may be impacted by lawsuits against our business partners, such as mobile devices manufacturers that have contractual arrangements with us. Although we have no control over the design, system, network or standard of the manufacturing of smartphones by these business partners, any lawsuits against them claiming infringement of intellectual property and any cessation of handset production resulting from such lawsuits may interrupt our collaborative operations and result in the reduction of our delivery of products and services to potential users.